UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), including Exhibit 99.2 hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-255182 and 333-265000) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release; Virtual Investor Event

On September 9, 2022, Immunocore Holdings plc (the “Company”) issued a press release announcing the presentation of initial Phase 1 data from its ongoing clinical trial of IMC-F106C, the first off-the-shelf ImmTAC® targeting PRAME. The data were presented on Friday, September 9, 2022 in an oral presentation at the Investigational Immunotherapy Proffered Paper session at the European Society for Medical Oncology (ESMO) Congress 2022 in Paris, France beginning at 10:30 a.m. ET. A copy of the press release is furnished as Exhibit 99.1 to this Report.

The Company intends to host a virtual investor and analyst event to discuss the data presented at ESMO Congress 2022 beginning at 12:30 p.m. ET on September 9, 2022. The virtual event can be accessed via the Investor Relations section of the Company’s website at www.immunocore.com, and will be available for 30 days following the event. The Company’s website and any information contained on the Company’s website are not incorporated into this Report. The related presentation materials are filed as Exhibit 99.2 to this Report.

Overview of Initial Results from the Phase 1 Portion of IMC-F106C-101 Trial

On September 9, 2022, the Company announced initial data from the Phase 1 portion of its first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers. As of the data cut-off date of July 18, 2022, 55 patients have been treated across 10 dose cohorts. IMC-F106C was observed to be well-tolerated, with treatment-related adverse events, or AEs, that were manageable and consistent with the mechanism of action. The most frequent treatment-related AE reported was citokine release syndrome, or CRS, which was mostly Grade 1 (none were greater than Grade 3) and occurred predominantly during the time period where the initial three doses were administered. None of the related AEs led to treatment discontinuation or patient death.

Doses of greater than 20 mcg were observed in the trial to be clinically active and had consistent and robust interferon gamma induction, a specific marker of T cell activation. Most of the patients in these active dose cohorts were enrolled without prospective PRAME testing. In these patients, PRAME expression was analyzed retrospectively; the vast majority were positive, and the average expression was high (median H score 188).

In the clinically active dose cohorts, durable partial responses, or PR, were observed in 2 patients with cutaneous melanoma (6 patients enrolled), 2 patients with ovarian cancer (4 patients enrolled) and 3 patients with tebentafusp-naive uveal melanoma (6 patients enrolled). We did not observe any PR responses in patients with UM who had progressed on prior tebentafusp. All ovarian patients in the trial were platinum-resistant, and all cutaneous melanoma patients had progressed on prior anti-PD1 and anti-CTLA4. Six of the seven PRs are still ongoing, including two patients with PRs for over seven months. Ten additional efficacy evaluable patients across four other tumor types had a best RECIST response of stable disease or progressive disease. A majority of patients evaluable for circulating tumor DNA had at least a 50% reduction.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 9, 2022.

99.2	Investor and Analyst Presentation dated September 9, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: September 9, 2022	By:	/s/ Bahija Jallal, Ph.D.
		Name:	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer